Form 40-F
period 2020-12-31
AKUMIN INC.
filed 2021-04-01
CIK 1776197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-39479

AKUMIN INC.

(Exact name of Registrant as specified in its charter)

Ontario	8071	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

8300 W. Sunrise Boulevard

Plantation, Florida 33322

Tel: (844) 730-0050

(Address and telephone number of Registrant’s principal executive offices)

Akumin Corp.

8300 W. Sunrise Boulevard

Plantation, Florida 33322

Tel: (844) 730-0050

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	AKU	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 70,178,428

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

Akumin Inc. (the “Company” or the “Registrant”) is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed on the Toronto Stock Exchange and the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “AKU”.

The Registrant is permitted under MJDS to file with this Annual Report certain reports and other information prepared in accordance with Canadian disclosure requirements, which are different from those of the United States. On October 1, 2020, the Registrant adopted United States generally accepted accounting principles (“U.S. GAAP”). The Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2020, filed as Exhibit 99.6 to this Annual Report, including required comparative information for 2019, have been prepared in accordance with U.S. GAAP. The financial information for the year ended December 31, 2020 included in the Annual Information Form of the Company for the year ended December 31, 2020 (the “AIF”), filed as Exhibit 99.4 to this Annual Report, is prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

The following principal documents are filed as exhibits to, and incorporated by reference into this Annual Report:

Document	Exhibit No.
Annual Information Form of the Company for the year ended December 31, 2020 (the “AIF”)	99.4

Management’s Discussion and Analysis of the Company for the year ended December 31, 2020 (the “MD&A”)	99.5

Audited Consolidated Financial Statements of the Company and notes thereto as of and for the years ended December 31, 2020 and 2019, together with the report thereon of the independent registered public accounting firm	99.6

Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated March 31, 2020	99.7

Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated June 30, 2020	99.8

Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated September 30, 2020	99.9

FORWARD-LOOKING STATEMENTS

This Annual Report contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this Annual Report include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of our directors and executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisition;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate (including the adverse impact of the coronavirus (COVID-19) pandemic on the Company).

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Report in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster, public health epidemic or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this Annual Report by the foregoing cautionary statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our CEO and CFO concluded that the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were effective.

Regardless of how well the disclosure controls and procedures and internal control over financial reporting are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with U.S. GAAP. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Due to a transition period established by rules of the SEC for newly public companies, the Company is not required under applicable U.S. securities laws to include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm. In addition, as an “emerging growth company” (as such term is defined in Rule 12b-2 under the Exchange Act), the Company is not required to provide such a report. The Company will be required to provide such an attestation report when it no longer qualifies as an emerging growth company.

There have been no changes to the Company’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common voting shares are listed on Nasdaq. Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www.akumin.com under “Investors/Governance/Governance Documents/Nasdaq Statement of Corporate Governance Differences.”

The Board of Directors is responsible for the Company’s corporate governance and has the following separately designated standing committees: the Governance Committee, the Compensation Committee, and the Audit Committee. The respective charters of the Governance Committee, the Compensation Committee, and the Audit Committee can be viewed on the Company’s corporate website at www.akumin.com. In addition, the Company’s Audit Committee Charter is attached as Appendix “A” to the AIF, which is filed as Exhibit 99.4 to this Annual Report.

AUDIT COMMITTEE

The Audit Committee is comprised of Tom Davies, who acts as chair of this committee, Murray Lee and James Webb. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(3) of the Nasdaq Marketplace Rules, and that each of the members of the Audit Committee is independent as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules. All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Our Board of Directors has determined that Tom Davies:

•	qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F),

•

has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in his financial sophistication (pursuant to Rule 5605(c)(2)(A) of the Nasdaq Marketplace Rules), and

•	is independent (as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules).

The SEC has indicated that the designation of Tom Davies as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Tabular disclosure of the amounts billed to us by our independent auditor for each of our last two fiscal years ended December 31, as audit fees, audit-related fees, tax fees and all other fees, is made on page 34 of the AIF, filed as Exhibit 99.4 to this Annual Report.

Audit Fees

Audit fees include fees necessary to perform the annual audit reviews of the Company’s financial statements. Audit fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements, review of interim financial statements, and prospectus and similar fees (including comfort and consent letters).

Audit-Related Fees

Audit–related fees means billings for assurance and related services that are reasonably related to the performance of the audit or review of the issuer’s financial statements, but not reported as audit fees.

Tax Fees

Tax Fees include fees for all tax services other than those included in “audit fees” and “audit-related fees”. This category includes fees related to advising regarding U.S. and Canadian federal, state and provincial tax matters.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees, and includes fees relating to advice given in respect of acquisitions and other similar transactions.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and pre-approve all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the non-audit services as long as such member reports the approval to the Audit Committee at the next ensuring meeting. The Audit Committee need not approve in advance any non-audit services where: (1) the aggregate amount of all non-audit services not pre-approved constitute no more than 5% of the total fees paid to the external auditor during the year, (2) the Company did not recognize the services as non-audit services at the time of the engagement, and (3) the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Tabular disclosure of the Company’s contractual obligations as of December 31, 2020 is made on page 26 of the MD&A, filed as Exhibit 99.5 to this Annual Report.

CODE OF ETHICS

We have adopted a Corporate Code of Conduct (the “Code”) that applies to our officers (including without limitation, the CEO and CFO), employees and directors of the Company and its subsidiaries and promotes, among other things, honest and ethical conduct. The Code meets the requirements for a “code of ethics” within the meaning of that term in Form 40-F.

The Code was reviewed and approved by the Board of Directors on November 14, 2017. The Code is available on the Company’s corporate website at www.akumin.com and under the Company’s SEDAR profile on www.SEDAR.com.

No waivers of the Code or amendments to the Code were granted to any principal officer of the Company or any person performing similar functions during the fiscal year ended December 31, 2020.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Annual Information Form of the Company for the year ended December 31, 2020

99.5	Management’s Discussion and Analysis for the year ended December 31, 2020

99.6	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2020 and 2019, together with the report of the Independent Registered Public Accounting Firm thereon

99.7	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated March 31, 2020

99.8	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated June 30, 2020

99.9	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated September 30, 2020

99.10	Consent of Ernst & Young LLP

101.INS*	XBRL Instance

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Label Linkbase

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021	AKUMIN INC.

	By:	/s/ Riadh Zine
Riadh Zine
Chief Executive Officer