Form 40-F/A
period 2020-12-31
AKUMIN INC.
filed 2021-04-29
CIK 1776197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1 TO

FORM 40-F/A

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020	Commission File Number 001-39479

AKUMIN INC.

(Exact name of Registrant as specified in its charter)

Ontario	8071	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 70,178,428

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes        ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

This Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2020 is being filed to furnish the financial statements of Akumin Inc. (the “Company”) for the fiscal year ended December 31, 2020 formatted in eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on March 31, 2021.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.3*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.4*	Annual Information Form of the Company for the year ended December 31, 2020
99.5*	Management’s Discussion and Analysis for the year ended December 31, 2020
99.6*	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2020 and 2019, together with the report of the Independent Registered Public Accounting Firm thereon
99.7*	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated March 31, 2020
99.8*	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated June 30, 2020
99.9*	Condensed Interim Consolidated Financial Statements (Unaudited) of Akumin Inc. dated September 30, 2020
99.10*	Consent of Ernst & Young LLP
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

AKUMIN INC.

By:	/s/ Riadh Zine
Name: Riadh Zine
Title: Chief Executive Officer

Date: April 29, 2021

3