Form 40-F/A
period 2020-12-31
AKUMIN INC.
filed 2021-11-16
CIK 1776197

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

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

☒  Yes            ☐  No

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

This Amendment No. 2 to the Annual Report on Form 40-F/A (“Amendment No. 2”) amends the Annual Report on Form 40-F filed with the Securities and Exchange Commission (“SEC” or the “Commission”) on April 1, 2021, and Amendment No. 1 to the Annual Report on Form 40-F/A filed with the SEC on April 29, 2021 (collectively, the “Original Annual Report”) of Akumin Inc. (the “Registrant”) for the year ended December 31, 2020, in order to (i) file amendments to (A) Management’s Discussion and Analysis for the year ended December 31, 2020 (the “MD&A”), and (B) Audited Consolidated Financial Statements for the year ended December 31, 2020; and (ii) amend and restate in its entirety the information set forth below under “A. Disclosure Controls and Procedures,” “B. Management’s Annual Report on Internal Control Over Financial Reporting” and “D. Changes in Internal Control Over Financial Reporting.”

Other than as discussed above and included herein, all information in the Original Annual Report is unchanged and is not reproduced in this Amendment No. 2. This Amendment No. 2 does not reflect events occurring after the filing of the Original Annual Report or modify or update the disclosure contained in the Original Annual Report in any way other than as discussed above and included herein. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Annual Report. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Original Annual Report.

A. Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant’s management as appropriate to allow timely decisions regarding required disclosure.

As disclosed under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting,” contained in the MD&A, filed as Exhibit 99.5 to this Amendment No. 2, in Q2 2021, we assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures as relates to the periods ended December 31, 2020 and December 31, 2019 using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation of the material weaknesses described below, the Chairman and Co-Chief Executive Officer and the Chief Financial Officer of the Company concluded the Company’s disclosure controls and procedures for such periods were not effective in respect of the Company’s ability to identify, process, record, and value our accounts receivable.

Accounts Receivable

Historically, management used a provision matrix to determine estimated implicit price concessions based on actual experience with consideration of forward-looking information including changes to economic conditions that would have an impact on its customers. Such implicit price concessions were considered when calculating net revenue and subsequently adjusted as necessary based on the estimate. During the quarter ended June 30, 2021, in conjunction with performing its quarter-end review of accounts receivable and review of historical collection rates using its enhanced reporting and analytics tools, and inquiries from our external auditors, Akumin identified issues in the recording of write-offs and cash collections on acquired accounts receivable balances impacting current and prior periods. In addition, during the review the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections experience. Using additional historical data that was available together with enhanced reporting and analytics tools, management was able to more accurately estimate its historical implicit price concessions, which impacts the net realizable value of the accounts receivable. This analysis resulted in a reduction in accounts receivable with an offset to net revenue which is material to prior periods and required the consolidated financial statements to be restated.

Through the use of such improved analytical tools and the interpretation of the information produced from such tools, management was able to confirm that its period-end process and related review control, could be enhanced to provide greater accuracy in estimating the implicit price concessions for accounts receivable.

The material weakness was caused because the period-end process design, including review controls, did not effectively consider historical collection information to record write-offs and other adjustments to accounts receivable in order to accurately assess and reflect the effect of implicit price concessions in estimating net realizable value of accounts receivable. Starting in mid-2018 and continuing through 2019, 2020, and into the present, the Company made investments in its revenue cycle platform and data analytics tools. Among other benefits, these investments were intended to better integrate legacy revenue cycle information of acquired businesses into the Company’s revenue cycle platform. Subsequent to December 31, 2020, these investments allowed management to perform a more comprehensive analysis of historical collection data on a consolidated basis. After applying this more comprehensive analysis to the quarter ended June 30, 2021, management consequently adopted an enhanced estimation methodology to assess net realizable value of accounts receivable. Applying this new methodology required a material change to historical implicit price concessions recorded as at January 1, 2019, December 31, 2019 and December 31, 2020. Under ASC 250, Accounting Changes and Error Corrections (“ASC 250”), this change was considered an error and thus a restatement of the financial statements for the period ended December 31, 2020 and December 31, 2019, was required.

Capitalization Adjustments

The Capitalization Adjustments primarily relate to capitalization of components that are replaced when equipment is repaired. The Company’s rationale for capitalizing these components was that most of the Company’s equipment is relatively old, and the components replaced were extending the useful life of the already aged equipment. Management consistently applied this policy to capitalize such items. Based on a thorough review of the components that were replaced and considering the authoritative and non-authoritative GAAP literature, management determined that certain components that were previously capitalized prior to the fiscal year ended December 31, 2020 did not extend the life of the assets and should have been expensed to repair and maintenance rather than capitalized.

The material weakness was caused by review control design, which did not sufficiently ensure whether the nature of capital additions adhered to the Company’s capitalization policy. Determinations were made in the judgment of management that certain expenditures extended the useful life of capital assets and therefore should be capitalized. However, considering authoritative and non-authoritative GAAP guidance available and conducting a detailed analysis of the nature of the expenditures, management determined these expenditures should have been recorded as repair and maintenance expenses as opposed to capital expenditures.

Applying revised judgment toward application of the Company’s capitalization policy required a material change to previously capitalized medical equipment components as of January 1, 2019, December 31, 2019 and December 31, 2020. Under ASC 250, this change was considered an error and thus a restatement of the financial statements for the period ended December 31, 2020 and December 31, 2019 was required.

Remediation of material weaknesses in internal control over financial reporting

Management is committed to the planning and implementation of remediation efforts to address the material weaknesses, as well as to continuously enhance the Company’s internal controls. These remediation efforts have already been made and continuous improvement efforts are underway to enhance the overall financial control environment. Investments made by the Company starting in mid-2018 through 2020 and thereafter in enhanced analytics tools and enhancements to existing information systems identified the material weakness related to implicit price concessions and are expected to continue to upgrade the quality of information available to management. As discussed above, a material weakness was identified related to the application of the Company’s capitalization policy, after considering authoritative and non-authoritative guidance available in the accounting literature, and conducting a detailed analysis of the technical nature related to the capitalization of components.

For the period ended June 30, 2021, the Company made financial reporting control changes to address the material weaknesses relating to both its estimates for implicit price concessions and its process for identifying whether component parts replaced in its equipment should be classified as capital or as a repair and maintenance expense. Management enhanced its methodology that quantifies and considers the effects of implicit price concessions on the recognition of receivables and collection history on a consolidated basis. Management has also put in place controls to ensure that its procedures evaluate the appropriate accounting for component parts that are replaced when equipment is repaired. See Note 3 of the Company’s restated consolidated financial statements for the year ended December 31, 2020 and December 31, 2019.

To further remediate the material weaknesses identified herein, the management team, including the Chairman and Co-CEO and CFO, have reaffirmed and re-emphasized the importance of internal control, control consciousness and a strong control environment. The Company also expects to continue to review, optimize, and enhance our financial reporting controls and procedures. These material weaknesses will not be considered remediated until the applicable remediated control operates for a sufficient period of time and management has concluded, through testing, that this control is operating effectively.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

If these remedial measures described above are insufficient to address the material weaknesses described above, or are not implemented timely, or additional deficiencies arise in the future, material misstatements in our interim or annual financial statements may occur in the future and could have the effects described in the “Risk Factors” section of the MD&A.

The information provided under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting,” contained in the MD&A for the year ended December 31, 2020, filed as Exhibit 99.5 to this Annual Report, is incorporated herein by reference.

B. Management’s Annual Report on Internal Control Over Financial Reporting

In Q2 2021, we assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures as relates to the periods ended December 31, 2020 and December 31, 2019 using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation of the material weaknesses described below, the Chairman and Co-Chief Executive Officer and the Chief Financial Officer of the Company concluded the Company’s disclosure controls and procedures for such periods were not effective in respect of the Company’s ability to identify, process, record, and value our accounts receivable.

The information provided under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting—Identification of Material Weakness,” contained in the MD&A for the year ended December 31, 2020, filed as Exhibit 99.5 to this Annual Report, is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting

The information set forth above under “B. Management’s Annual Report on Internal Control Over Financial Reporting” is incorporated by reference into this “D. Changes in Internal Control Over Financial Reporting.”

There were no other changes in our internal control over financial reporting that occurred during the twelve months ended December 31, 2020 or December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4*	Annual Information Form of the Company for the year ended December 31, 2020

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations (Restated) for the years ended December 31, 2020 and 2019

99.6	Consolidated Financial Statements (Restated) for the year ended December 31, 2020

99.7	Consent of Ernst & Young LLP

101.INS	XBRL Instance

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Form 40-F/A to be signed on its behalf by the undersigned, thereunto duly authorized.

AKUMIN INC.

By:	/s/ Matt Cameron
	Name:	Matt Cameron
	Title:	Chief Legal Officer and Corporate Secretary

Date: November 15, 2021